AUTOMATIC DATA PROCESSING, INC.

CODE OF BUSINESS CONDUCT AND ETHICS

Statement by Chief Executive Officer

Ethics are important to ADP and each of its associates. ADP is committed to the highest ethical standards and to conducting its business with the highest level of integrity. Personally, I believe this commitment is at the core of the values that make ADP great.

An uncompromising adherence to ethical excellence is integral to creating and sustaining a World Class Service culture at ADP. It provides the necessary strong foundation on which World Class Service is built and on which it can grow and prosper.

Each ADP associate is responsible for the consequences of his or her actions. We must each be the guardian of ADP's ethics.

Leaders in ADP have the extra responsibility of setting an example by their personal performance and an attitude that conveys our ethical values. That example leads us to treat everyone - associates, clients, prospects, vendors and competitors - with honesty and respect.

If you are unsure of the appropriate action, take advantage of our open door, informal environment and raise your concerns with management or, if you are still uncomfortable, follow the processes outlined in this Code of Business Conduct & Ethics.

Sincerely,

Gary C. Butler

President

Chief Executive Officer

Ethics

ADP and each of its associates, wherever they may be located, must conduct their affairs with uncompromising honesty and integrity. Business ethics are no different than personal ethics. The same high standard applies to both. As an ADP associate you are required to adhere to the highest standard regardless of local custom.

Associates are expected to be honest and ethical in dealing with each other, with clients, vendors and all other third parties. Doing the right thing means doing it right every time.

You must also respect the rights of your fellow associates and third parties. Your actions must be free from discrimination, libel, slander or harassment. Each person must be accorded equal opportunity, regardless of age, race, sex, sexual preference, color, creed, religion, national origin, marital status, veteran's status, handicap or disability.

Misconduct cannot be excused because it was directed or requested by another. In this regard, you are expected to alert management whenever an illegal, dishonest or unethical act is discovered or suspected. You will never be penalized for reporting your discoveries or suspicions.

ADP conducts its affairs consistent with the applicable laws and regulations of the countries where it does business. Business practices, customs and laws differ from country to country. When conflicts arise between ADP's ethical practices, and the practices, customs, and the laws of a country, ADP seeks to resolve them consistent with its ethical beliefs. If the conflict cannot be resolved consistent with its ethical beliefs, ADP will not proceed with the proposed action giving rise to the conflict. These ethical standards reflect who we are and are the standards by which we choose to be judged.

The following statements concern frequently raised ethical concerns. A violation of the standards contained in this Code of Business Conduct & Ethics will result in corrective action, including possible dismissal.

Conflicts of Interest

You must avoid any personal activity, investment or association which could appear to interfere with good judgment concerning ADP's best interests. You may not exploit your position or relationship with ADP for personal gain. You should avoid even the appearance of such a conflict. For example, there is a likely conflict of interest if you:

•	cause ADP to engage in business transactions with relatives or friends;
•	use nonpublic ADP, client or vendor information for personal gain by you, relatives or friends (including securities transactions based on such information);
•	have more than a modest financial interest in ADP's vendors, clients or competitors;

•	receive a loan, or guarantee of obligations, from ADP or a third party as a result of your position at ADP; or
•	compete, or prepare to compete, with ADP while still employed by ADP.

There are other situations in which a conflict of interest may arise. If you have concerns about any situation, follow the steps outlined in the Section on "Reporting Ethical Violations."

Gifts, Bribes and Kickbacks

Other than for modest gifts given or received in the normal course of business (including travel or entertainment), neither you nor your relatives may give gifts to, or receive gifts from, ADP's clients and vendors. Other gifts may be given or accepted only with prior approval of your senior management. In no event should you put ADP or yourself in a position that would be embarrassing if the gift was made public.

Dealing with government employees is often different than dealing with private persons. Many governmental bodies strictly prohibit the receipt of any gratuities by their employees, including meals and entertainment. You must be aware of and strictly follow these prohibitions.

Any associate who pays or receives bribes or kickbacks will be immediately terminated and reported, as warranted, to the appropriate authorities. A kickback or bribe includes any item intended to improperly obtain favorable treatment.

Loans

You may not request or accept a loan or payroll advance from ADP.

Improper Use or Theft of ADP Property

Every associate must safeguard ADP property from loss or theft, and may not use or take such property for personal use. ADP property includes confidential information, software, computers, PDAs, cell phones, office equipment, and supplies. You must appropriately secure all ADP property within your control to prevent its unauthorized use. Use of ADP's electronic communications systems must conform with ADP's Electronic Communication Systems Policy which, among other things, precludes using such systems to access or post material that: is pornographic, obscene, sexually-related, profane or otherwise offensive; is intimidating or hostile; or violates ADP policies or any laws or regulations. Notwithstanding the foregoing, associates may make limited non-business use of ADP's electronic communication systems (e.g. PDAs, cell phones, computers), provided that such use:

i.	is occasional;
ii.	does not interfere with the associate's professional responsibilities;
iii.	does not diminish productivity;

iv.	does not violate this Policy or ADP's Electronic Communication Systems Policy; or
v.	an exception is specifically authorized in writing by ADP Executive Management.

Covering Up Mistakes; Falsifying Records

Mistakes should never be covered up, but should be immediately fully disclosed and corrected. Falsification of any ADP, client or third party record is prohibited.

Protection of ADP, Client or Vendor Information

You may not use or reveal ADP, client or vendor confidential or proprietary information to others. Additionally, you must take appropriate steps – including securing documents, limiting access to computers and electronic media, and proper disposal methods – to prevent unauthorized access to such information. Proprietary and/or confidential information, among other things, includes: business methods, pricing and marketing data, strategy, computer code, screens, forms, experimental research, information about, or received from, ADP's current, former and prospective clients, vendors and associates.

Gathering Competitive Information

When gathering competitive information, you must not violate our competitors’ rights. You may not accept, use or disclose their confidential or proprietary information which includes information that provides a competitor with a business advantage and is not known to the public.

You may access publicly available information such as annual reports, company web sites and publications, public presentations and public marketing documents, journal and magazine articles, stockbroker analyses, advertisements and other public media filings and offerings.

Particular care must be taken when dealing with a competitor’s present and former clients, vendors and employees. Never ask for, accept or use confidential or proprietary information of our competitors from anyone. Never ask any person to violate a non-compete or non-disclosure agreement or to reveal confidential or proprietary information.

You may never use any type of ruse, scheme, misrepresentation or omission to obtain any information - whether confidential or not. If you use third party consultants to assist a search you must be extremely diligent that they strictly adhere to both the letter and spirit of this Code of Business Conduct & Ethics and that both the receipt and use of the gathered information is fully lawful. In no event may you use a third party to undertake activities that would be unacceptable or improper if conducted by ADP.

As a general rule, you should never engage in any course of action that you feel would be inappropriate or unethical if conducted by or on behalf of a competitor to obtain ADP information. If you are uncertain what may be obtained or used, the Corporate Legal Department can assist you.

Sales: Defamation and Misrepresentation

Sales associates should always seek to provide high value products and services, best suited to a client’s or prospect’s request or needs. It is each associate’s obligation to ensure that clients and prospects are not offered products or services that have no beneficial value to the client or are not well suited to the client’s or prospect’s business needs. Selling must never include misstatements or lies about ADP products and services, or about client’s or prospect’s needs. Spreading rumors, even indirectly, about our competitors, their products or their financial condition is strictly prohibited.

Use of ADP and Third-Party Software

ADP and third party software may be distributed and disclosed only to associates authorized to use it, and to clients in accordance with terms of an ADP agreement.

ADP and third party software may not be copied without specific authorization and may only be used to perform assigned responsibilities.

All third-party software must be properly licensed. The license agreements for such third party software may place various restrictions on the disclosure, use and copying of software.

Developing Software

Associates involved in the design, development, testing, modification or maintenance of ADP software must not tarnish or undermine the legitimacy and "cleanliness" of ADP's products by copying or using unauthorized third party software or confidential information. You may not possess, use or discuss proprietary computer code, output, documentation or trade secrets of a non-ADP party, unless authorized by such party. Intentional duplication or emulation of the "look and feel" of others' software is not permissible.

Fair Dealing

No ADP associate should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

Fair Competition and Antitrust Laws

ADP must comply with all applicable fair competition and antitrust laws. These laws attempt to ensure that businesses compete fairly and honestly and prohibit conduct seeking to reduce or restrain competition. If you are uncertain whether a contemplated action raises unfair competition or antitrust issues, the Corporate Legal Department can assist you.

Securities Trading

It is usually illegal to buy or sell securities using material information not available to the public. Persons who give such undisclosed "inside" information to others may be as liable as persons who trade securities while possessing such information. Securities laws may be violated if you, or any relatives or friends trade in securities of ADP, or any of its clients or vendors, while possessing "inside" information. If you are uncertain, the Corporate Legal Department can assist you.

Political Contributions

No company funds may be given directly to political candidates. You may, however, engage in political activity with your own resources on your own time.

Retention of Business Records

ADP business records must be maintained for the periods specified in the ADP Record Retention Policy (available on the ADP Associate Portal) or the more specific policies of your business unit. Records may be destroyed only at the expiration of the pertinent period. In no case may documents involved in a pending or threatened litigation, government inquiry or under subpoena or other information request, be discarded or destroyed, regardless of the periods specified in the Record Retention Policy. In addition, you may never destroy, alter, or conceal, with an improper purpose, any record or otherwise impede any official proceeding, either personally, in conjunction with, or by attempting to influence, another person.

Waivers

The Code of Business Conduct & Ethics applies to all ADP associates and its Board of Directors. There shall be no waiver of any part of the Code, except by a vote of the Board of Directors, which will ascertain whether a waiver is appropriate and ensure that the waiver is accompanied by appropriate controls designed to protect ADP.

In the event that any waiver is granted, the waiver will be posted on the ADP website, thereby allowing the ADP shareholders to evaluate the merits of the particular waiver.

Reporting Ethical Violations

Your conduct can reinforce an ethical atmosphere and positively influence the conduct of fellow associates. If you are powerless to stop suspected misconduct or discover it after it has occurred, you must report it to the appropriate level of management at your location.

If you are still concerned after speaking with your local management or feel uncomfortable speaking with them (for whatever reason), you must (anonymously, if you wish) call the ADP Ethics Hotline at (973) 535-7377 or (800) 273-8442, or send a detailed note, with relevant documents, to ADP, Mail Stop #325E, One ADP Boulevard, Roseland, New Jersey 07068, or send an email to adp_ethics_hotline@adp.com. You may also call Corporate Legal at (973) 974-5865 and ask to speak to an attorney designated to handle ethics matters, or you may directly contact the Audit Committee of ADP's Board of Directors by sending a detailed note, with relevant documents, to P.O. Box 34, Roseland, New Jersey 07068, leaving a message for a return call at (973) 974-5770, or sending an email to adp_audit_committee@adp.com.

Your calls, detailed notes and /or emails will be dealt with confidentially. You have the commitment of ADP and of the Audit Committee of ADP's Board of Directors that you will be protected from retaliation

Conclusion

In the final analysis you are the guardian of ADP's ethics. While there are no universal rules, when in doubt ask yourself:

•	Will my actions be ethical in every respect and fully comply with the law and with ADP policies?
•	Will my actions have the appearance of impropriety?
•	Will my actions be questioned by my supervisors, associates, clients, family and the general public?
•	Am I trying to fool anyone, including myself, as to the propriety of my actions?

If you are uncomfortable with your answer to any of the above, you should not take the contemplated actions without first discussing them with your local management. If you are still uncomfortable, please follow the steps outlined above in the Section on "Reporting Ethical Violations."

Any associate who ignores or violates any of ADP's ethical standards, or who penalizes a subordinate for trying to follow those standards, or willfully or knowingly omits to tell the entire truth during any ethics or other ADP investigation, or obstructs, defeats or attempts to stop an ethics or other ADP investigation, will be subject to corrective action, up to and including immediate dismissal. However, it is not the threat of discipline that should govern your actions. We hope you share our belief that a dedicated commitment to ethical behavior is the right thing to do, is good business, and is the surest way for ADP to remain a World Class Service company.

Automatic Data Processing, Inc.

One ADP Boulevard

Roseland, New Jersey 07068-1728

(973) 974-5000